                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998


                                     1-12333
                            (Commission file number)


                               IOMEGA CORPORATION
               (Exact name of issuer as specified in its charter)


       Delaware                                          86-0385884
(State of Incorporation)                   (IRS employer identification number)

1821 West Iomega Way, Roy, UT                              84067
(Address of principal executive offices)                 (ZIP Code)

                                 (801) 332-1000
              (Registrant's telephone number, including area code)


                  Iomega Retirement and Investment Savings Plan
                            (Full title of the Plan)

                                                              EIN:  86-0385884
                                                              PLAN NUMBER: 001













                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                           FINANCIAL STATEMENTS AS OF
                           DECEMBER 31, 1998 AND 1997
                       TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Steering Committee and Participants of the Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/  ARTHUR ANDERSEN LLP
-------------------------------------
ARTHUR ANDERSEN LLP

Salt Lake City, Utah
June 14, 1999

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES






                  Statement of Net Assets Available for
                    Benefits as of December 31, 1998                         1

                  Statement of Net Assets Available for
                    Benefits as of December 31, 1997                         2

                  Statement of Changes in Net Assets
                    Available for Benefits for the Year Ended
                    December 31, 1998                                    3 - 5

                  Notes to Financial Statements                          6 - 10

                  Item 27a - Schedule of Assets Held for Investment
                    Purposes as of December 31, 1998                         11

                  Item 27d - Schedule of Reportable Transactions for
                    the Year Ended December 31, 1998                    12 - 13


                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998


                                          FUND INFORMATION
                      -----------------------------------------------------------------
                      -----------------------------------------------------------------
                                           FIDELITY FUNDS
                      -----------------------------------------------------------------
                                                    Managed   Retirement     Short-Term
                         Magellan   Contrafund       Income   Money Market         Bond
                      -----------------------------------------------------------------

INVESTMENTS,
  at fair value       $ 5,596,855  $15,016,801  $ 2,506,569   $ 2,406,567   $ 1,045,328

RECEIVABLES:
   Employee
    contributions          28,385       27,301        4,654        11,012         1,841
   Employer
    contributions         478,370      593,745       86,506       165,048        53,258
                      -----------------------------------------------------------------


NET ASSETS            $ 6,103,610  $15,637,847  $ 2,597,729   $ 2,582,627   $ 1,100,427
                      =================================================================


                                          FUND INFORMATION
                      --------------------------------------------------------------------
                      --------------------------------------------------------------------
                                           FIDELITY FUNDS
                      --------------------------------------------------------------------
                                                  Spartan U.S.
                           Equity         Asset        Equity    Diversified  Export and
                        Income II       Manager         Index  International  Multinational
                      ---------------------------------------------------------------------
INVESTMENTS,
  at fair value       $ 5,790,978   $ 2,267,149   $ 4,932,187    $   318,112    $   225,235


RECEIVABLES:
   Employee
    contributions          17,666         7,988        22,717          4,094          2,949
   Employer
    contributions         313,241       133,254       388,209         49,316         39,219
                      ---------------------------------------------------------------------


NET ASSETS            $ 6,121,885   $ 2,408,391   $ 5,343,113    $   371,522    $   267,403
                      =====================================================================


                                                      FUND INFORMATION
                      --------------------------------------------------------------------------------------
                                   FIDELITY FUNDS
                      ----------------------------------------
                      Real Estate
                       Investment  U.S. Government  U.S. Bond         Iomega    Participant
                        Portfolio       Reserves        Index     Stock Fund          Loans            Total
                      --------------------------------------------------------------------------------------
INVESTMENTS,
  at fair value       $   166,069   $     5,038   $   456,206  $   7,275,479    $   808,040  $    48,816,613


RECEIVABLES:
   Employee
    contributions           2,296             -         3,575         19,772              -          154,250
   Employer
    contributions          24,598             -        35,727        370,033              -        2,730,524
                      --------------------------------------------------------------------------------------


NET ASSETS            $   192,963   $     5,038   $   495,508  $   7,665,284    $   808,040  $    51,701,387
                      ======================================================================================

              The accompanying notes to financial statements are an
                       integral part of these statements.



                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1997


                                             FUND INFORMATION
                      -----------------------------------------------------------------
                      -----------------------------------------------------------------
                                              FIDELITY FUNDS
                      -----------------------------------------------------------------

                                                     Managed   Retirement    Short-Term
                         Magellan   Contrafund        Income Money Market          Bond
                      -----------------------------------------------------------------
INVESTMENTS,
  at fair value       $ 2,831,116  $10,387,070   $ 2,451,608  $ 1,893,013   $   878,536

RECEIVABLES:
   Employee
    contributions          27,185       48,332         7,019       10,613         5,129
   Employer
    contributions         154,517      336,858        58,883       63,499        35,858
                      -----------------------------------------------------------------


NET ASSETS            $ 3,012,818  $10,772,260   $ 2,517,510  $ 1,967,125   $   919,523
                      =================================================================



                                              FUND INFORMATION
                      -------------------------------------------------------------------------------
                                    FIDELITY FUNDS
                      ---------------------------------------

                                                 Spartan U.S.
                           Equity        Asset        Equity       Iomega   Participant
                        Income II      Manager         Index   Stock Fund         Loans         Total
                      -------------------------------------------------------------------------------
INVESTMENTS,
  at fair value       $ 3,592,439  $ 1,306,865   $ 2,484,731  $12,568,742   $ 1,194,970   $39,589,090


RECEIVABLES:
   Employee
    contributions          23,767       12,063        23,026       50,197             -       207,331
   Employer
    contributions         150,116       71,862       134,786      334,666             -     1,341,045
                      --------------------------------------------------------------------------------


NET ASSETS            $ 3,766,322  $  1,390,790  $ 2,642,543  $12,953,605   $ 1,194,970   $41,137,466
                      ===============================================================================

              The accompanying notes to financial statements are an
                       integral part of these statements.

                                                                                                                         Page 1 of 3

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                  FUND INFORMATION
                                      -----------------------------------------------------------------
                                                                   FIDELITY FUNDS
                                      -----------------------------------------------------------------
                                                                                             Retirement
                                                                      Managed       Money   Short-Term
                                         Magellan     Contrafund       Income      Market         Bond
                                      -----------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTABLE
   TO:
   Contributions
     Employee                         $   861,350    $ 1,170,948  $   166,259  $   328,525  $   120,474
     Employer                             478,370        593,745       86,506      165,048       53,258
     Rollover                             521,611        508,685      648,251      667,263       50,637
                                      -----------------------------------------------------------------

                                        1,861,331      2,273,378      901,016    1,160,836      224,369

   Investment Income
     Interest and dividends               233,804      1,106,372      148,058      108,996       65,247
     Realized gain (loss)                 255,979        349,112            -            -        1,677
     Net unrealized appreciation
        (depreciation) in fair value
       of investments                     718,821      2,030,400            -            -       (2,512)
                                      -----------------------------------------------------------------

                Total additions         1,208,604      3,485,884      148,058      108,996       64,412
                  (reductions)

REDUCTIONS IN NET ASSETS ATTRIBUTABLE
   TO:
     Distributions to participants       (369,046)    (1,014,188)    (662,417)    (656,882)    (129,623)

TRANSFERS BETWEEN
   FUNDS                                  389,903        120,513     (306,438)       2,552       21,746
                                      -----------------------------------------------------------------

                Net additions
                  (reductions)          3,090,792      4,865,587       80,219      615,502      180,904

NET ASSETS:
   Beginning of year                    3,012,818     10,772,260    2,517,510    1,967,125      919,523
                                      =================================================================

   End of year                        $ 6,103,610    $15,637,847  $ 2,597,729  $ 2,582,627  $ 1,100,427
                                      =================================================================

              The accompanying notes to financial statements are an
                       integral part of these statements.

                                                                                                                         Page 2 of 3

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                      FUND INFORMATION
                                      -----------------------------------------------------------------------------------
                                                                       FIDELITY FUNDS
                                      -----------------------------------------------------------------------------------
                                                                  Spartan U.S.                                Real Estate
                                          Equity         Asset        Equity    Diversified    Export and      Investment
                                       Income II       Manager         Index  International  Multinational      Portfolio
                                      -----------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
   ATTRIBUTABLE TO:
   Contributions
     Employee                         $  630,733   $   299,407   $   764,674    $    97,102   $    69,510     $    54,555
     Employer                            313,241       133,254       388,209         53,483        43,136          26,843
     Rollover                            281,941       224,585       312,915         98,849        79,705         228,661
                                      -----------------------------------------------------------------------------------

                                       1,225,915       657,246     1,465,798        249,434       192,351         310,059

   Investment Income
     Interest and dividends              508,999       399,721        91,464         12,560         6,278           8,489
     Realized gain (loss)                 55,006        22,308       123,672         (1,010)       (2,712)        (14,294)
     Net unrealized
       appreciation
       (depreciation) in fair
       value of investments              407,801      (144,387)      646,634          2,372        22,607         (29,374)

                                      -----------------------------------------------------------------------------------

                Total additions
                 (reductions)            971,806       277,642       861,770         13,922        26,173         (35,179)


REDUCTIONS IN NET ASSETS
   ATTRIBUTABLE TO:
     Distributions to
     participants                       (259,257)     (185,324)     (201,057)        (3,647)       (3,918)        (20,606)


TRANSFERS BETWEEN FUNDS                  417,099       268,037       574,059        111,813        52,797         (61,311)
                                      -----------------------------------------------------------------------------------

                Net additions
                  (reductions)         2,355,563     1,017,601     2,700,570        371,522       267,403         192,963

NET ASSETS:
   Beginning of year                   3,766,322     1,390,790     2,642,543              -             -               -
                                     ====================================================================================

   End of year                       $ 6,121,885   $ 2,408,391   $ 5,343,113    $   371,522   $   267,403     $   192,963
                                     ====================================================================================

              The accompanying notes to financial statements are an
                       integral part of these statements.


                                                                                                                         Page 3 of 3

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                       FUND INFORMATION
                                 ------------------------------------------------------------------------
                                         FIDELITY FUNDS
                                 -----------------------------

                                 U.S. Government          U.S.        Iomega    Participant
                                        Reserves    Bond Index    Stock Fund          Loans         Total
                                 ------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
   ATTRIBUTABLE TO:
   Contributions
     Employee                    $             -     $  49,227    $  982,009   $          -   $ 5,594,773
     Employer                                  -        36,294       370,033              -     2,741,420
     Rollover                                  -        61,902       278,973              -     3,963,978
                                 ------------------------------------------------------------------------

                                               -       147,423     1,631,015              -    12,300,171

   Investment Income
     Interest and dividends                   38        17,947             -         82,190     2,790,163
     Realized gain (loss)                      -         4,179    (4,658,889)             -    (3,864,972)
     Net unrealized appreciation
       (depreciation) in fair
       value of investments                    -         2,522       (92,266)             -     3,562,618

                                 ------------------------------------------------------------------------

                Total additions
                 (reductions)                 38        24,648    (4,751,155)        82,190     2,487,809


REDUCTIONS IN NET ASSETS
   ATTRIBUTABLE TO:
     Distributions to                          -        (6,251)     (402,470)      (309,373)   (4,224,059)
       participants


TRANSFERS BETWEEN FUNDS                    5,000       329,688    (1,765,711)      (159,747)            -
                                 ------------------------------------------------------------------------

                Net additions
                  (reductions)             5,038       495,508    (5,288,321)      (386,930)   10,563,921

NET ASSETS:
   Beginning of year                           -             -    12,953,605      1,194,970    41,137,466
                                 =========================================================================

   End of year                   $         5,038     $ 495,508   $ 7,665,284   $    808,040    $51,701,387
                                 =========================================================================


              The accompanying notes to financial statements are an
                       integral part of these statements.

                                                             - 11 -
                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)  PLAN DESCRIPTION

Participation

Iomega Corporation ("Iomega") adopted the Iomega Retirement and Investment Savings Plan (the "Plan") effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries.

Effective January 1, 1995, Fidelity Management Trust Company was appointed as trustee of the Plan. Iomega administers the Plan with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility, Contributions and Benefits

Employees who have completed thirty days of service, who have attained 21 years of age and who are scheduled to work a minimum of 1,000 hours per year are eligible to participate in the Plan. Each eligible employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its distribution to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 15 percent of qualifying gross compensation on a before-tax basis, subject to Internal Revenue Service ("IRS") limitations.

Effective January 1, 1998, Iomega amended the Plan to change the employer matching contributions and vesting rights. Employer matching contributions were changed to consist of a basic match of up to $600 per participant, an additional basic match of 50 percent of a participants contributions over $600 up to 5 percent of eligible earnings, and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the IRS. The discretionary performance match is based on Company profitability goals and the match percent is determined annually by the Company's Board of Directors. There was no performance matching contribution for 1998. The employer contributions for the basic match and the additional basic match for 1998 were $718,542 and $2,022,878, respectively. Participants vest in all matching contributions at a rate of 25 percent for each year of service. After four years of service, employees become immediately vested in all matching contributions.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, participants may elect to receive payment from their accounts in a lump sum, periodic installments, an annuity or a combination of these methods. Actively employed participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.

Investment Options

The Plan provides for fifteen investment options. These options, as well as the number of participants at December 31, 1998 investing in each option, are as follows:

                                                                  Number of
                                     Fund                         Participants
                ------------------------------------------------ -------------

                Magellan                                                   665
                Contrafund                                                 875
                Managed Income Portfolio                                   287
                Retirement Money Market Portfolio                          290
                Short-Term Bond Portfolio                                  157
                Equity Income II                                           582
                Asset Manager                                              294
                Spartan U.S. Equity Index Portfolio                        535
                Diversified International                                  117
                Export and Multinational                                   111
                Real Estate Investment Portfolio                            77
                U.S. Government Reserves                                     1
                U.S. Bond Index                                             94
                Iomega Stock                                               752
                Participant Loans                                          151

The Participant Loan Fund is managed by Iomega and the remaining 14 funds are managed by the Fidelity Management & Research Company ("Fidelity"), an affiliate of Fidelity Management Trust Company. No sales charge is levied on the funds managed by Fidelity, however, an annual fee is charged by Fidelity to cover the operating expenses of each fund, including the investment advisory fee. This fee is deducted from the investment return of each fund. Participants are charged a loan setup fee and a maintenance fee for each loan borrowed under the Plan.

The Magellan Fund seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks. Up to 20 percent of this fund may also be invested in debt securities of all types and quality levels issued by domestic and foreign issuers. The fund is relatively aggressive in pursuing growth. Dividends are declared and posted to the participant's account in May and December of each calendar year. The undistributed semi-annual dividends are reinvested to purchase additional shares in the fund.

The Contrafund seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor. When market conditions warrant, the fund may also invest temporarily in investment-grade debt securities. The fund is relatively aggressive in pursuing growth.

The Managed Income Portfolio seeks preservation of capital and a competitive level of income over time. The portfolio purchases high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates. The Managed Income Portfolio's goal is to maintain a stable $1.00 share price.

The Retirement Money Market Portfolio invests in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars. Such instruments are short-term obligations and range from U.S. Government securities to prime commercial paper issued by private borrowers. The fund seeks to obtain as high a level of current income as possible, given its principal objective of preserving capital and maintaining a share value of $1.00. Interest income is earned daily and posted to the participant's account at the end of each calendar month or at the time of total distribution of the account. The monthly income is applied to purchase additional shares in the fund.

The Short-Term Bond Portfolio invests in a broad range of fixed-income securities. Securities in the portfolio are primarily investment grade or better with maturities typically less than three years. The portfolio seeks high current income consistent with preservation of capital.

The Equity Income II Fund seeks income by investing primarily in income-producing equity securities, considering the potential for capital appreciation. The fund seeks a yield exceeding the Standard & Poor's Daily Stock Price Index 500 ("S&P 500"). The fund is considered to be relatively conservative among growth and income funds.

Asset Manager seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Spartan U.S. Equity Index Portfolio has the goal of replicating the total return provided by the stocks included in the S&P 500. The fund buys and holds virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner. The fund earns dividends daily, and the dividends are posted to the participant's account in the last month of each calendar quarter or at the time of total distribution of the account. The undistributed dividends are reinvested to purchase more shares in the fund.

The Diversified International Fund seeks capital appreciation by investing primarily in stocks of large companies located outside the U.S. that are considered to be undervalued and are included in the Morgan Stanley Capital International Europe, Australia, Far East Index ("EAFE").

The Export and Multinational Fund seeks capital appreciation by investing primarily in stocks of U.S. companies that are expected to benefit from exporting or selling goods or services outside the U.S. The fund may also invest in foreign securities.

The Real Estate Investment Portfolio seeks to provide an above-average level of income as well as capital growth by investing primarily in stocks of domestic and foreign companies in the real estate industry. The fund seeks to provide a yield that exceeds that of the S&P 500. The fund is sensitive to conditions in the real estate industry, such as real estate values, property taxes, overbuilding and interest rates.

The U.S. Government Reserve Fund invests in U.S. Government securities as well as entering into reverse repurchase agreements. The fund seeks as high a level of current income as is consistent with security of principal and liquidity. The U.S. Government Reserve Fund seeks to preserve the share value of $1.00. The rate of income varies from day to day, generally reflecting changes in short-term interest rates.

The U.S. Bond Index Fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund's investments include U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar denominated foreign securities with maturities of at least one year and an investment-grade of medium to high quality or above.

The Iomega Stock Fund invests only in Iomega common stock. A small amount of the Iomega Stock Fund (approximately 1 to 2 percent) is held in cash to meet the Plan's liquidity needs for making distributions and transfers. Shares of Iomega stock are bought and sold over-the-counter each pay period based on participants' elections. Voting rights for the common stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

The Participant Loan Fund is invested solely in promissory notes executed by participants. With the Plan's consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant's vested interest. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 1998, the loans bear interest at rates ranging from 7.52 to 10.0 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time not to exceed 10 years. All loans, regardless of term, become due and payable when the participant's employment terminates.

Termination of the Plan

Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.


(2)  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.

Investments

Contributions are invested in various securities. Participants direct the trustee as to the investment of all contributions. Investments are carried at fair value based on quoted market prices. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized currently. Interest and dividends are reinvested as earned.

Distributions to Terminated Participants and Forfeitures

During the year ended December 31, 1998, some participants terminated from the Plan. Participants terminating prior to retirement that have a vested benefit balance in excess of $5,000 may leave their vested benefits in the Plan. The Plan provides for the distribution of vested benefits to terminated participants no later than April 1 following the calendar year in which the participant attained age 70 1/2. During the year ended December 31, 1998, vested benefits distributed to terminated participants were $4,224,059. Nonvested benefits which are forfeited are utilized to reduce the Company contributions to the Plan and have been reallocated to continuing participants. During the year ended December 31, 1998, forfeitures reallocated totaled $39,281.

Expenses

Iomega pays all administrative expenses relating to investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in "Investment Options").


(3)  NET  UNREALIZED  APPRECIATION  (DEPRECIATION)  IN  FAIR  MARKET  VALUE   OF
     INVESTMENTS

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by computing the difference between the fair value of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the Plan year) with the fair market value at the end of the Plan year.


(4)  TAX STATUS

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and certain provisions of the Internal Revenue Code ("IRC"). The Plan is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service issued a favorable determination letter dated October 26, 1994 ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan's steering committee and legal counsel believe that the Plan continues to be designed and operated in accordance with applicable IRC requirements. The Plan does not provide for federal income taxes as the qualified plan trust is exempt from income taxes.


                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998



                                                  (c) Number of
  (a)      (b) Issuer/Investment Type             Units Held       (d) Cost      (e) Current Value
---------  -----------------------------------    --------------   -----------   -----------------

           Fidelity Management
             Trust Company:
 *            Magellan                                    46,324   $ 4,238,433   $       5,596,855
 *            Contrafund                                 264,427     9,453,607          15,016,801
 *            Managed Income                           2,506,569     2,506,569           2,506,569
 *            Retirement Money Market                  2,406,567     2,406,567           2,406,567
 *            Short-Term Bond                            120,015     1,089,517           1,045,328
 *            Equity Income II                           192,968     4,326,047           5,790,978
 *            Asset Manager                              130,371     2,071,955           2,267,149
 *            Spartan U.S. Equity Index                  112,197     3,540,388           4,932,187
 *            Diversified International                   17,952       316,750             318,112
 *            Export and Multinational                    11,330       205,340             225,235
 *            Real Estate Investment Portfolio            10,687       209,737             166,069
 *            U.S. Government Reserves                     5,038         5,038               5,038
 *            U.S. Bond Index                             41,398       449,505             456,206
 *            Iomega Stock Fund                        1,112,125     3,060,533           7,275,479

 *            Participant Loans                   Interest rates
                                                  ranging from
                                                  7.52% to 10.0%
                                                                       808,040             808,040
                                                                   ===========   =================

                                                                   $34,688,026   $      48,816,613
                                                                   ===========   =================


*Denotes party-in-interest





                                                                                                                        Page 1 of 2

                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                  Number       (c)             (d)         (e)
               (a) Identity of            (b) Description      of Trans-     Purchase        Selling      Lease
               Party Involved                 of Asset           actions      Price            Price      Rental
         ---------------------------- ---------------------   ----------   -----------   -----------   ----------

         Fidelity Investments         121,175 shares                 221   $ 6,306,547   $         -          N/A
         Institutional Services Co.*  of Contrafund

         Fidelity Investments         79,503 shares                  163             -     4,056,328          N/A
         Institutional Services Co.*  of Contrafund

         Fidelity Investments         95,860 shares                  194     2,760,285             -          N/A
         Institutional Services Co.*  of Equity Income II

         Fidelity Investments         35,896 shares                  128             -     1,024,553          N/A
         Institutional Services Co.*  of Equity Income II

         Fidelity Investments         40,496 shares                  209     4,322,806             -          N/A
         Institutional Services Co.*  of Magellan

         Fidelity Investments         23,889 shares                  141             -     2,531,866          N/A
         Institutional Services Co.*  of Magellan

         Fidelity Investments         222,435 shares                 229     9,100,248             -          N/A
         Institutional Services Co.*  of Iomega Stock
                                      Fund

         Fidelity Investments         222,972 shares                 187             -     9,641,407          N/A
         Institutional Services Co.*  of Iomega Stock
                                      Fund

         Fidelity Investments         2,574,048 units                170     2,574,048             -          N/A
         Institutional Services Co.*  of Retirement
                                      Money Market

         Fidelity Investments         2,060,493 units                127             -     2,060,493          N/A
         Institutional Services Co.*  of Retirement
                                      Money Market

         Fidelity Investments         85,256 units of Asset          134     1,583,673             -          N/A
         Institutional Services Co.*  Manager

         Fidelity Investments         26,104 units of Asset           80             -       501,310          N/A
         Institutional Services Co.*  Manager

         Fidelity Investments         2,079,482 units of             130     2,079,482             -          N/A
         Institutional Services Co.*  Managed Income

         Fidelity Investments         2,024,521 units of              93             -     2,024,521          N/A
         Institutional Services Co.*  Managed Income

         Fidelity Investments         91,111 shares of               193     3,547,949             -          N/A
         Institutional Services Co.*  Spartan U.S. Equity
                                      Index

         Fidelity Investments         49,946 shares of               104             -     1,870,800          N/A
         Institutional Services Co.*  Spartan U.S. Equity
                                      Index

         Fidelity Investments         173,660 shares of              123     1,901,950             -          N/A
         Institutional Services Co.*  U.S. Bond Index

         Fidelity Investments         132,262 shares of               42             -     1,452,445          N/A
         Institutional Services Co.*  U.S. Bond Index

      *Denotes party-in-interest



                                                                                                                         Page 2 of 2
                  IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                            (f) Expense                 (h) Current
                                                             Incurred                      Value at
            (a) Identity of            (b) Description          With        (g) Cost    Transaction    (i) Net
            Party Involved                of Asset          Transaction     of Asset           Date    Gain (Loss)
      ---------------------------   ---------------------   -----------   -----------   -----------   ----------------
      Fidelity Investments          121,175 shares                  N/A   $ 6,306,547   $ 6,306,547   $        N/A
      Institutional Services Co.*   of Contrafund

      Fidelity Investments          79,503 shares                   N/A     3,533,481     4,056,328        522,847
      Institutional Services Co.*   of Contrafund

      Fidelity Investments          95,860 shares                   N/A     2,760,285     2,760,285            N/A
      Institutional Services Co.*   of Equity Income II

      Fidelity Investments          35,896 shares                   N/A       912,797     1,024,553        111,756
      Institutional Services Co.*   of Equity Income II

      Fidelity Investments          40,496 shares                   N/A     4,322,806     4,322,806            N/A
      Institutional Services Co.*   of Magellan

      Fidelity Investments          23,889 shares                   N/A     2,429,643     2,531,866        102,223
      Institutional Services Co.*   of Magellan

      Fidelity Investments          222,435 shares                  N/A     9,100,248     9,100,248            N/A
      Institutional Services Co.*   of Iomega Stock
                                    Fund

      Fidelity Investments          222,972 shares                  N/A     9,720,280     9,641,407        (78,873)
      Institutional Services Co.*   of Iomega Stock
                                    Fund

      Fidelity Investments          2,574,048 units                 N/A     2,574,048     2,574,048            N/A
      Institutional Services Co.*   of Retirement
                                    Money Market

      Fidelity Investments          2,060,493 units                 N/A     2,060,493     2,060,493              -
      Institutional Services Co.*   of Retirement
                                    Money Market

      Fidelity Investments          85,256 units of Asset           N/A     1,583,673     1,583,673            N/A
      Institutional Services Co.*   Manager

      Fidelity Investments          26,104 units of Asset           N/A       463,212       501,310         38,098
      Institutional Services Co.*   Manager

      Fidelity Investments          2,079,482 units of              N/A     2,079,482     2,079,482            N/A
      Institutional Services Co.*   Managed Income

      Fidelity Investments          2,024,521 units of              N/A     2,024,521     2,024,521              -
      Institutional Services Co.*   Managed Income

      Fidelity Investments          91,111 shares of                N/A     3,547,949     3,547,949            N/A
      Institutional Services Co.*   Spartan U.S. Equity
                                    Index

      Fidelity Investments          49,946 shares of                N/A     1,794,534     1,870,800         76,266
      Institutional Services Co.*   Spartan U.S. Equity
                                    Index

      Fidelity Investments          173,660 shares of               N/A     1,901,950     1,901,950            N/A
      Institutional Services Co.*   U.S. Bond Index

      Fidelity Investments          132,262 shares of               N/A     1,448,312     1,452,445          4,133
      Institutional Services Co.*   U.S. Bond Index

   *Denotes party-in-interest

                                      -13-

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the City of Roy, Utah, on the 23rd day of June 1999.

                                            IOMEGA RETIREMENT AND
                                            INVESTMENT SAVINGS PLAN


                                            By: /S/ Kevin O'Connor
                                                -------------------------------
                                                Kevin O'Connor
                                                Vice President, Human Resources

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit
Number                     Description
------------               ---------------------------------

23.1                       Consent of Arthur Andersen LLP